UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer: Fingermatrix, Inc.

Title of Class of Securities: Common Equity

CUSIP Number: 317929107

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting the beneficial ownership of more than five percent of the class of Securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















SEC 1745 (10-88)


CUSIP No. 317929107           	13G			Page 2

1. Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Bowen, Hanes & Company, Inc.
58-1396553

2. Check the Appropriate Box if a Member of a Group*
Not Applicable

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

5. Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power
465,120

6. Shared Voting Power
0

7. Sole Dispositive Power
465,120

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
465,120

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*
Not Applicable

11. Percent of Class Represented by Amount in Row 9
4.93%

12. Type of Reporting Person*
IA: Investment Advisor

*See Instructions Before Filling Out!


















CUSIP No. 317929107           	13G			Page 3

Item 1.
(a) Name of Issuer
Fingermatrix, Inc.

(b) Address of Issuer's Principal Executive Offices
1091 W. Calle Excelso
Green Valley, AZ 85614

Item 2.
(a) Name of Person Filing
Bowen, Hanes & Company

(b) Address of Principal Business Office
3350 Riverwood Parkway, Suite 1580
Atlanta, GA  30339

(c) Citizenship
USA

(d) Title of Class of Securities
Common Stock

(e) CUSIP Number
317929107

Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), Check whether the person filing is a:
(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4. Ownership
(a) Amount Beneficially Owned
Not Applicable

(b) Percent of Class
Not Applicable

(c) Number of Shares as to which such person has:

(i)   sole power to vote or to direct the vote: Not Applicable
(ii)  shared power to vote or to direct the vote: Not Applicable
(iii) sole power to dispose or to direct the disposition of: Not Applicable
(iv)  shared power to dispose or to direct the disposition of: Not Applicable

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof The reporting person has ceased to be the beneficial owner of more than Five percent of the class of securities, check the following X.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable



CUSIP No. 317929107           	13G			Page 4


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8. Identification and Classification of Members of the Group
Not Applicable

Item 9. Notice of Dissolution of Group
Not Applicable

Item 10. Certification
The following certification shall be included if the statement is filed Pursuant to Rule 13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such Securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, Complete and correct.

Date
February 10, 1999

Signature
Harold J. Bowen, III

Name/Title
Harold J. Bowen, III
President

END OF FILING